EXHIBIT 4.1
EXHIBIT NO. 4.1

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our common stock and preferred stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our Articles of Incorporation, as amended (“Articles”) and Amended and Restated Bylaws (“Bylaws”). Our Articles and Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2022 of which this Exhibit 4.1 is a part. As used in this Exhibit 4.1, the terms “Colony,” “we”, “us” and “our” refer only to Colony Bankcorp, Inc. and not to any existing or future subsidiaries of Colony Bankcorp, Inc.

Common Stock

Authorized. Colony has 50,000,000 shares of authorized common stock, $1.00 par value, of which 17,598,123 were issued and outstanding as of December 31, 2022.

Voting Rights; Cumulative Voting. Pursuant to the Colony Bylaws, each outstanding share of Colony common stock is entitled to one vote on each matter submitted to a vote. Holders of Colony common stock do not have cumulative voting rights.

Board of Directors. Under Article 3.3 of the Colony Bylaws, the board of directors shall consist of not less than three (3), nor more than twenty-five (25) persons, with the exact number of directors to be determined from time to time by resolution of the board, or by resolution of the shareholders at any annual or special meeting of shareholders. The directors shall be elected by a majority of votes cast at a meeting where a quorum is present, provided, however, that in the event of a contested election for a director seat, such director shall be elected by a plurality of votes received rather than a majority of votes cast.

Dividends. Holders of Colony common stock are entitled to receive dividends if, as and when declared by the board of directors out of any funds legally available for dividends. Holders of Colony common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata net assets, if any. Colony pays dividends on its common stock only if it has paid or provided for all dividends on its outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Colony is a legal entity separate and distinct from Colony Bank. There are various restrictions that limit the ability of Colony Bank to finance, pay dividends or otherwise supply funds to Colony or other affiliates. In addition, subsidiary banks of holding companies are subject to certain restrictions under Sections 23A and 23B of the Federal Reserve Act on any extension of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases or sales of property, or furnishing of services.

The principal source of funds from which Colony pays cash dividends are the dividends received from its bank subsidiary, Colony Bank. Consequently, dividends are dependent upon Colony Bank’s earnings, capital needs, and regulatory policies, as well as statutory and regulatory limitations. Federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Georgia law requires prior approval for a bank to pay dividends where the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds fifty (50) percent of its net after-tax profits before dividends for the previous calendar year. A depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized.

Preemptive Rights; Liquidation. Colony common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of Colony common stock. In the event of liquidation, holders of Colony common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of Colony preferred stock, if any such shares are outstanding. There are no redemption or sinking fund provisions applicable to Colony common stock.

EXHIBIT 4.1
Preferred Stock

Under the terms of the Colony Articles, Colony has authorized the issuance of up to 10,000,000 shares of preferred stock, no par value, any part or all of which shares may be established and designated from time to time by the board of directors by filing an amendment to the Articles, which is effective without shareholder action, in accordance with the appropriate provisions of the Georgia Business Corporation Code (“GBCC”). If Colony offers preferred stock, it will file the terms of the preferred stock with the SEC, and the prospectus supplement relating to that offering will include a description of the specific terms of the offerings. The Colony Articles authorize the board of directors to establish one or more series of preferred stock, and to establish such preferences, limitations and relative rights as may be applicable to each series of preferred stock. The issuance of preferred stock and the determination of the terms of preferred stock by the board, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Anti-Takeover Provisions

Voting Requirements; Business Combinations or Control Share Acquisition. The GBCC states that in the absence of a greater requirement in the articles of incorporation, a sale, lease, exchange, or other disposition of all, or substantially all, of a corporation’s property requires approval by a majority of the shares entitled to vote on the transaction. The Colony Articles do not provide for a greater than majority vote on such a transaction.

Removal of Directors. Under Article 3.4 of the Colony Bylaws, the entire board of directors or any individual director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors.

Vacancies in the Board of Directors. Under Article 3.5 of the Colony Bylaws, the directors, even though less than a quorum, may fill any vacancy on the board of directors, including a vacancy created by an increase in the number of directors, and such appointment by the directors shall continue until the expiration of the term of the director whose place has become vacant, or until the next election of directors by the shareholders and until the election and qualification of his or her successor, or until his or her earlier resignation, removal from office or death.

In addition, Section 14-2-810 of the GBCC provides that unless the articles of incorporation or a bylaws approved by the shareholders provides otherwise, if a vacancy occurs on a board of directors, including a vacancy resulting from an increase in the number of directors: (i) the shareholders may fill the vacancy; (ii) the board of directors may fill the vacancy; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. The GBCC also provides that if the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group or the remaining directors elected by that voting group are entitled to vote to fill the vacancy.

Amendment of the Articles of Incorporation or Bylaws. The Colony Articles may be amended in accordance with the GBCC, which generally requires the approval of the Colony board of directors and the holders of a majority of the votes entitled to be cast on the amendment. Colony’s Bylaws may be amended, altered, or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors; provided, however, that if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of the meeting.

Special Meetings of Shareholders. Under the Colony Bylaws, special meetings of shareholders or a special meeting in lieu of the annual meeting of shareholders shall be called by Colony upon the written request of the holders of forty-five percent (45%) or more of all the shares of capital stock entitled to vote in an election of directors. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, Chairman of the Board, or the Board of Directors. Colony must give written or printed notice of the place, day and hour of each special shareholders’ meeting no fewer than ten (10) days nor more than sixty (60) days before the meeting date to each shareholder of record entitled to vote at the meeting. The notice of a special meeting must state the general nature of the business to be transacted.

Shareholder Proposals and Nominations. Under the Colony Bylaws, shareholder proposals must be received by the Colony Board of Directors not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the anniversary date of the immediately preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the tenth

EXHIBIT 4.1
(10th) day following the date on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

Limitations on Directors’ and Officers’ Liability. The Colony Bylaws provide that any person, his heirs, executors, or administrators, may be indemnified or reimbursed by Colony for reasonable expense actually incurred in connection with any action, suit or proceeding, civil or criminal, to which such person shall be made a party by reason of the fact that such person is or was a director, trustee, officer, employee, or agent of Colony, or that such person is or was serving, at the request of Colony, as a director, trustee, officer, employee, or agent of another firm, corporation, trust or other organization or enterprise; provided, however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit or proceeding as to which such person shall finally be adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his duties to Colony, or to such other firm, corporation, trust, organization, or enterprise; and provided further, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been in the subject of a compromise settlement, except with the approval of (i) a court of competent jurisdiction, (ii) the holders of record of a majority of the outstanding shares of capital stock of Colony, or (iii) a majority of the members of the board of directors then holding office, excluding the votes of any directors who are parties to the same or substantially the same action, suit or proceeding.

The Colony Bylaws also provide that expenses incurred in defending any action, suit or proceeding referred to above may be paid by Colony in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined that such director, trustee, officer, employee or agent is entitled to be indemnified by Colony as provided above.

The Colony Bylaws further provide that Colony may purchase and maintain on behalf of a director, officer, employee or agent of Colony insurance against liability asserted against or incurred by that person serving in such capacity for Colony or arising from his status with Colony whether or not Colony would have the power to indemnify that person under the Bylaws.